TIAN RUIXIANG Holdings Ltd

June 1, 2021

VIA EDGAR

Mr. John Stickel

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TIAN RUIXIANG Holdings Ltd

Registration Statement on Form F-1 (File No. 333-256574)

Withdrawal of Request for Acceleration of Effectiveness

Dear Mr. Stickel:

TIAN RUIXIANG Holdings Ltd (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on May 27, 2021, which requested that the above-referenced Registration Statements become effective at 5:15pm, Eastern Time, on June 1, 2021, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statements be declared effective at this specific date and time and the Company hereby formally withdraws such request for acceleration.

Very truly yours,

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer and Chairman of the Board of Directors